October 22, 2018

Li Weiwei
President/Secretary
Soltrest Inc.
8 Tiaojiayuan Street Suite 1402
Chaoyang District, Beigjing China 100020

       Re: Soltrest Inc.
           Registration Statement on Form S-1
           Filed September 26, 2018
           File No. 333-227526

Dear Ms. Weiwei:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 26, 2018

Cover Page

1. You have no or nominal operations and assets consisting solely of cash and cash equivalents. As such, you appear to be a shell company as defined in Rule 405 under the
       Securities Act of 1933. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.
       Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent
 Li Weiwei
FirstName LastNameLi Weiwei
Soltrest Inc.
Comapany NameSoltrest Inc.
October 22, 2018
October 22, 2018 Page 2
Page 2
FirstName LastName
         unregistered offerings.
2. Please discuss the concentration of ownership of your common stock by your principal executive officer. Your revised disclosure should include their current percentage ownership and the level of control they will possess if all or some of the shares are sold in the offering.
Procedures and Requirements for Subscription, page 14

3. Please file the Form of Subscription Agreement as an exhibit to the registration statement.
Liquidity and Capital Resources, page 26

4. You state that the "available capital of the Company is sufficient for the Company to remain operational long term." We also note your disclosure that "[b]ased on this estimate and on current cash and accounts receivable [you] can sustain operations until September
         15, 2018..." (emphasis added). Please revise to reconcile your disclosure and update to clarify, if true, that you have run out of funds. Alternatively, disclose the minimum period of time that your currently available funds will support your planned operations and the source of such funds.
Directors and Executive Officers
Executive Compensation, page 29

5. Please reconcile your disclosure here that your officers and directors did not receive any compensation with your disclosure that Ms. Li Weiwei received 5,000,000 shares for her services. Refer to Item 402(m)(1) of Regulation S-K. Additionally, please reconcile your disclosure on pages 12 and 21 that "shares of common stock issued to the Company's
         President totaling 5,000,000 units at $0.001 per share for $5,000 cash..." with your disclosure that "Ms. Li Weiwei was awarded 5,000,000 common shares in exchange of her services in preparation Form S-1."
Available Information, page 31

6. An issuer with a class of securities registered under Section 12 or subject to Section 15(d)
         of the Securities Exchange Act of 1934 is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act. Please revise your disclosure in this section accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Li Weiwei
Soltrest Inc.
October 22, 2018
Page 3

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                          Sincerely,
FirstName LastNameLi Weiwei
                                                          Division of
Corporation Finance
Comapany NameSoltrest Inc.
                                                          Office of Information
Technologies
October 22, 2018 Page 3                                   and Services
FirstName LastName